UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-9091

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
CSW International, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)
Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887.   None

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Consolidated Balance Sheet
September 30, 2005
(Unaudited)
($000's)
Assets

Current Assets:
Cash and Cash Equivalents	$7,367
Advances to Affiliates	9,104
Accounts Receivable - Nonaffiliated	1,131
Accounts Receivable - Affiliated	5,832
Income Tax Benefit	2,620
Prepaid Expenses and Other	4,273
Total Current Assets	30,327

Investments In and Advances to Energy Projects	40,220

Other Assets:
Construction in Progress and Project Development Costs	5
Property, Plant, and Equipment, net	116,963
Other	676
Total Other Assets	117,644

Total Assets	$188,191

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$256
Accounts Payable - Affiliated	1,799
Long-term Debt Due Within One Year	8,106
Accrued Liabilities and Other	1,439
Total Current Liabilities	11,600

Long-term Debt	55,595
Deferred Income Taxes	56,420
Other	6,317
Total Liabilities	129,932

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	73,542
Accumulated Deficit	(15,284)
Total Shareholder's Equity	58,259

Total Liabilities and Shareholder's Equity	$188,191

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
September 30, 2005
(Unaudited)
($000's)

Assets

Current Assets:
Cash and Cash Equivalents	$7,503
Advances to Affiliates	-
Accouts Receivable	-
Prepayments and Other	152
Total Current Assets	7,655
Deferred Income Tax Benefit	4,867
Total Assets	$12,522

Liabilities and Capitalization

Current Liabilities:
Advances from Affiliates	$8
Accrued Taxes Payable	10,828
Other	1,650
Total Current Liabilities	12,486

Capitalization:
Common Stock	1
Paid-in Capital	113,762
Accumulated Deficit	(113,727)
Total Capitalization	36

Total Liabilities and Capitalization	$12,522

Exhibit C

CSW Energy, Inc.
Consolidated Statement of Income
For the Twelve Months Ended September 30, 2005
(Unaudited)
($000's)

2005
OPERATING REVENUE:
Electric Revenues	$13,117
Equity in Income from Energy Projects	5,626
Operating and Maintenance Contract Services	11,098
Other	(488)
Total Operating Revenue	29,353

OPERATING EXPENSES:
Operating, Maintenance and Supplies	10,043
Depreciation and Amortization	7,698
Salaries, Wages and Benefits	3,627
General and Administrative Expenses	6,740
Total Operating Expenses	28,108

INCOME FROM OPERATIONS	1,245

OTHER INCOME (EXPENSE):
Interest Income	8,177
Interest Expense	(4,584)
Provision for Asset Impairment	-
Other	1,540
Total Other Income	5,133

INCOME BEFORE INCOME TAXES	6,378

INCOME TAX EXPENSE (BENEFIT)	(5,713)

NET INCOME	$12,091

Exhibit D

CSW International, Inc.
Consolidated Statement of Income
For the Twelve Months Ended September 30, 2005
(Unaudited)
($000's)

2005
Operating Revenues - Equity Earnings	$-

Operating Expenses - General and Administrative	(156)

Operating Income	156

Other Income (Expense):
Interest Income	7
Interest Income-Affiliated	835
Interest Expense	(58)
Interest Expense-Affiliated	-
Other	(3,043)
Total Other Income	(2,259)

Loss Before Income Taxes	(2,103)

Income Tax Expense	2,747

Loss Before Discontinued Operations	(4,850)

Income From Discontinued Operations, Net of Tax	29,100

Net Income	$24,250

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 29th day of November, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation